HIGHLY CONFIDENTIAL – NOT FOR DISTRIBUTION



Materials Prepared for the Samurai Board of Directors

Project Stealth

March 4, 2007


Merrill Lynch

Global Markets & Investment Banking Group

Materials Prepared for the Samurai Board of Directors

Project Stealth

Table of Contents



Process Overview

Process Overview

Review of Process Timeline

Date	Process Milestone	Number of Parties	Comments
October	■ Potential strategic and financial bidders contacted by Merrill Lynch	45	■ Merrill Lynch confidentially had briefing discussions with 31 strategic and 14 financial buyers
October / early November	■ Negotiated and signed confidentiality agreements ■ Samurai management conducted meetings with interested parties ■ Provided supplemental financial package to interested parties ■ Conducted Q&A calls on the financial package with selected parties	17 (1)(2)	■ Samurai conducted management meetings with 8 strategic buyers and 9 financial buyers
November 2006	■ Received non-binding indications of interest	7	■ Initial indications were received from 3 strategic (including Strategic 5's indication of value for Rights Management) and 4 financial buyers
December 2006 – February 2007	■ Opened data room / buyers commenced business, financial and legal diligence ■ Conducted follow up meetings and calls with Phase II participants	6	■ Presented 2007-2009 financial plan
February 2007	■ Received final bids ■ Commenced negotiations	3	■ Received final offers from Vector Capital, Financial 1 and Strategic 1 (only for the Type-1 Classified business) ■ Vector also submitted a marked agreement and commitment letters ■ Financial 1 and Strategic 1 only submitted offer letters
February 26, 2007	■ Initiated exclusivity period	1	■ Signed exclusivity agreement with Vector Capital until March 4th



(1) Stealth conducted its Phase I management meeting with Strategic 3 in late November and received a non binding indication of interest in December 2006.
(2) Stealth conducted a telephonic meeting with Financial 8 in November 2006 and Strategic 4 in February 2006.

Actual names other than Vector have been excluded for confidentiality reasons.

Process Overview

Contact Summary Breakdown

Parties Contacted (45)		Attended Management Meeting (17)	Submitted Indication of Interest (7)	Submitted Final Offer (3)
Strategic Buyers				
• Strategic 1	• Strategic 17	• Strategic 1	• Strategic 1 (11/15)	• Strategic 1
• Strategic 2	• Strategic 18	• Strategic 2	• Strategic 2 (11/15)	
• Strategic 3	• Strategic 19	• Strategic 3	• Strategic 3 (12/15)	
• Strategic 4	• Strategic 20	• Strategic 4(1)		
• Strategic 5	• Strategic 21	• Strategic 5		
• Strategic 6	• Strategic 22	• Strategic 6		
• Strategic 7	• Strategic 23	• Strategic 7		
• Strategic 8	• Strategic 24	• Strategic 8		
• Strategic 9	• Strategic 25			
• Strategic 10	• Strategic 26			
• Strategic 11	• Strategic 27			
• Strategic 12	• Strategic 28			
• Strategic 13	• Strategic 29			
• Strategic 14	• Strategic 30			
• Strategic 15	• Strategic 31			
• Strategic 16				
Financial Buyers				
• Financial 1	• Financial 8	• Financial 1	• Financial 1 (11/15)(2)	• Financial 1(3)
• Financial 2	• Financial 9	• Financial 2	• Financial 2 (11/15)(2)	• Vector Capital
• Financial 3	• Financial 10	• Financial 3	• Financial 3 (11/15)	
• Financial 4	• Financial 11	• Financial 4	• Vector Capital (11/16)	
• Financial 5	• Financial 12	• Financial 5		
• Financial 6	• Financial 13	• Financial 6		
• Financial 7	• Vector Capital	• Financial 7		
		• Financial 8(1)		
		• Vector Capital		

(1) Telephonic conference call conducted with Financial 8 in November 2006 and with Strategic 4 in February 2006.
(2) After consultation with Merrill Lynch and the Samurai Strategy Committee, Financial 1 and Financial 2 subsequently partnered. Financial 1 later submitted an independent final offer.
(3) Excludes Financial 2.



Process Overview
Summary of Final Offers Received

Bidder	Feb 22nd Bid Final Offer	Final Offer (Feb 27th)	Comments
Vector Capital (Phase I: $26.00 per share)	$28.00/share	$28.75/share	■ Contract and commitment letters submitted ■ Structured as a cash tender offer with use of a top-up option to reduce tender hurdle from 90% to as low as [76%-78%] ■ Minimum tender condition reduced to majority of shares in the event Samurai becomes current in its filings ■ Equity financing to be provided by a consortium of 6 investment funds led by Vector ■ Debt financing to be provided by either Deutsche Bank, Citigroup, Merrill Lynch or a combination thereof ■ $60 million cash condition at closing ■ Requested 7 day exclusivity period ■ Remaining diligence included customer calls, management meetings, review of key contracts, review of financial restatements and review of audit work papers
Financial 1 (1) (Phase I: $26.00 per share)	$27.00/share	$27.00/share	■ No contract or commitment letters submitted ■ Preference to structure transaction as a one-step merger ■ Would consider a two-step transaction involving a tender with a minimum tender condition of 90% ■ Debt financing to be provided by Merrill Lynch, JPMorgan, Deutsche Bank, and/or Bear Stearns ■ Requested 7 day exclusivity period with an automatic 7 day extension ■ Anticipated 3-4 weeks to signing ■ Remaining diligence included legal, accounting, tax, business and insurance items
Strategic 1 (Phase 1: $26.50 - $28.50 per share) (2)	$165 million for Government	N/A	■ No contract submitted ■ Offer to acquire the Government Business on a cash-free and debt-free basis ■ Assumes Government Business to be transferred to Strategic 1 with all current employees, intellectual property (IP), equipment, facilities and working capital used in or required to continue to operate the business ■ Offer is conditioned upon royalty free cross-licenses on shared IP, service agreements, transition service agreements and a 2 year employment agreement by Chris Fedde

(1) Submitted a non-binding indication of interest in September 2006 to acquire the Company at $22.00 per share.
(2) Based on an initial indication of interest of $500 - $550 million to acquire the Company on a cash-free, debt-free basis.





Overview of Proposed Transaction

Overview of Proposed Transaction

Evolution of Proposed Transaction with Vector Capital

Date	Event / Action
September 2006	■ Vector approaches Samurai and executes a confidentiality agreement
October 2, 2006	■ Samurai engages Merrill Lynch to review strategic alternatives / conduct sale process
October 19, 2006	■ Vector attends Phase I management presentation in New York
November 7, 2006	■ Samurai conducts financial update call with Vector to provide an update on Q3 2006 results and the 2006/2007 management plan
November 16, 2006	■ Vector submits a non-binding indication of interest to acquire the Company for $26.00 per share ■ Vector, along with others, is invited to Phase II of the process
December 2006	■ Vector (along with other interested parties) commences detailed business, legal, accounting and financial due diligence
December 6, 2006	■ Vector attends Phase II management presentation in Baltimore
December 21, 2006	■ Vector attends a full-day diligence session with Samurai in Belcamp, MD to individually review each of the businesses
January 30, 2007	■ Vector attends a full-day diligence session with Samurai in Belcamp, MD to discuss business unit performance, trends
January – February 2007	■ Vector continues and completes business, financial, accounting and legal due diligence
February 22, 2007	■ Vector submits a final offer (including marked contract, commitment letters, etc.) to acquire the Company for $28.00 ■ Samurai asks Vector to submit a revised offer
February 24, 2007	■ Vector submits a revised final offer to acquire the company for $28.50 per share with a minimum cash condition of $84 million at closing
February 26, 2007	■ Vector submits a revised final offer at $28.50 per share, but drops the minimum cash condition ■ Vector submits a "best and final" offer to acquire the Company for $28.75 per share with a minimum cash condition of $60 million (before certain one-time costs as described in the Agreement) ■ Samurai agrees to enter into an exclusivity period with Vector expiring on March 4th



Overview of Proposed Transaction

Summary of Key Terms

[Subject to Negotiation]

Structure	■ Acquisition of 100% of the outstanding shares of Samurai ■ Tender Offer for shares to commence five (5) days following the date of the Merger Agreement
Price per Share	■ $28.75 per share in cash
Total Consideration	■ $634 million equity value / $585 million transaction value [(1)]
Debt / Equity	■ $375 million in debt, or 6.4x financeable EBITDA for the twelve (12) month period ending 3/31/07 [(2)] ■ $244 million in equity (35% of sources) ■ [Information excluded for purposes of confidentiality.]
Treatment of Options, Restricted Shares and Stock-Based Awards	■ Outstanding stock options, restricted shares and stock-based awards, whether vested or unvested, are canceled at the effective time of the Merger ■ Holders of options, restricted shares and stock-based awards will receive an amount in cash equal to the product of (x) $28.75 less than exercise price multiplied by (y) the number of options, shares and awards
Conditions to the Tender Offer	■ Number of shares tendered equals the number which, when added to the number of shares the Company may issue to Buyer without shareholder approval, is 90% of the outstanding shares (assuming exercise of all in-the-money options, rights and convertible securities); This number is approximately [76-78%] of the publicly held shares ■ If the Company becomes current in its SEC filings, the minimum tender condition will be reduced to equal a majority of the fully diluted eligible shares ■ $60 million of cash and cash equivalents at Closing (before one-time costs as outlined in the Merger Agreement) ■ Bring down of representations and warranties ■ No breach of representations resulting in MAE
Reps and Warranties	■ Customary reps and warranties / [Financial Statement rep to be negotiated]
Deal Protection	■ No solicitation provision; limit on Samurai's ability to change or withdraw recommendation (limited to Superior Proposal) ■ [Termination Fees to be negotiated]
Drop Dead	■ Six months from the date of the Agreement (with three month extension for HSR); Parent may at its option in its sole discretion extend the date an additional three months if Company has not become current in its SEC filings

(1) Assumes net cash of $84.5 million as of December 31, 2006 per flash report balance sheet less $35 million of selected one-time costs.
(2) Based upon $58.7 million of projected financeable EBITDA for the 12 months ending March 31, 2007.



Overview of Proposed Transaction

Implied Multiple and Premiums

Offer and Transaction Values

Offer Price Per Share	**$28.75**
Total Samurai Shares & Options Outstanding[1]	24.010
Gross Offer Value	$690
Less: Options Proceeds[1]	(56)
Net Offer Value	**$634**
Less: Net Cash[2]	(50)
Transaction Value	**$585**

Implied Offer Premiums

	Stock Price		Offer: $28.75 Premium to	
	Current 03/01/07	Unaffected 10/02/06	Current	Unaffected
Market	$28.63	$18.28	0.4%	57.3%
1 Month Average	26.26	18.21	9.5%	57.8%
3 Month Average	24.76	17.40	16.1%	65.2%
6 Month Average	22.71	18.17	26.6%	58.2%
1 Year Average	20.96	24.58	37.1%	17.0%

Transaction Multiples

	Samurai Results[4]	Unaffected Share Price[5] $19.11	Offer $28.75	Key Gov't Public Comparables[6]
Revenue				
FY 2006 - Flash	$295	1.2x	2.0x	1.19x
FY 2007E	330	1.1	1.8	1.13
Adj. EBITDA[3]				
FY 2006 - Flash	$51	6.9x	11.5x	10.5x
FY 2007E	65	5.5	9.0	9.2
Cash P/E				
FY 2007E - Street	$1.34	14.3x	21.5x	15.1x
FY 2007E - Mgmt	1.79	10.7	16.1	15.1

Note: Dollars in millions, except per share values.

(1) *Based on 21.073 million basic shares outstanding and 2.938 million options in-the-money at the offer price with a weighted average exercise price of $19.02.*

(2) *Assumes net cash of $84.5 million as of December 31, 2006 per flash report balance sheet less $35 million of selected one-time costs.*

(3) *Excludes stock based compensation, non-recurring COGS, restructuring charges, amortization of acquired intangibles, litigation costs related to shareholder suits, litigation costs related to Restated Financials and Related Matters, and other miscellaneous one-time costs.*

(4) *Source: Samurai management.*

(5) *See page 12 for calculation of Unaffected Share Price.*

(6) *Median of LMT, GD, NOC, LLL, SAI, HRS, VSAT, and SYPR.*



Overview of Proposed Transaction

Summary Sources and Uses of Funds and Equity Commitments

Sources and Uses of Funds

Sources	Amount	% of Sources	Debt / EBITDA[2]
Use of Cash [1]	$70	10%	
Debt			
Revolver	$0	0%	0.0x
First Lien	250	36%	4.3
Second Lien	125	18%	2.1
Total Debt	$375	54%	6.4x
Equity	$244	35%	
Total Sources	**$689**	**100%**	

Uses	Amount
Purchase of Equity	$634
Transaction Expenses and Financing Fees	55
Total Uses	**$689**

Summary Equity Commitments

Information excluded for purposes of confidentiality.

Note: Dollars in millions. Based on discussion with Vector Capital.

(1) Net cash at December 31, 2006 was $84.5 million per Management. Net cash projected to be $90.3 million and $104.2 million at March 31, 2007 and June 30, 2007, respectively.

(2) Based upon $58.7 million of projected financeable EBITDA for the 12 months ending March 31, 2007.





Public Market Perspective

Public Market Perspective

Samurai Relative Stock Performance Analysis

Since January 2003

Since	Samurai	Security Composite[1]	Government Composite[2]
January 1, 2006	(11.1%)	(6.0%)	33.7%
January 1, 2005	(20.5%)	(22.7%)	52.6%
March 15, 2004	(21.8%)	(6.1%)	81.9%
January 1, 2004	(6.7%)	5.8%	74.8%
January 1, 2003	12.9%	57.1%	78.1%

Indexed Stock Price Performance



250.0%
200.0%
150.0%
100.0%
50.0%
0.0%
1/1/2003
6/18/2003
12/4/2003
5/21/2004
11/6/2004
4/24/2005
10/10/2005
3/28/2006
9/13/2006
3/1/2007
Gov't Composite(2): +78.1%
Security Composite(1): +57.1%
Samurai: +12.9%
2003 Performance
2004 Performance
2005 Performance
2006-to-Date Performance

2003 Performance	
Samurai	21%
Security Composite[1]	48%
Government Composite[2]	2%

2004 Performance	
Samurai	20%
Security Composite[1]	35%
Government Composite[2]	17%

2005 Performance	
Samurai	(11%)
Security Composite[1]	(18%)
Government Composite[2]	14%

2006-to-Date Performance	
Samurai	(11%)
Security Composite[1]	(6%)
Government Composite[2]	34%

Source: FactSet.

(1) Security composite includes: ALDN, ARM, AMCC, CHKP, ENTU, HIFN, MFE, MVSN, nCipher, SCUR, SYMC, VDSI and VRSN.

(2) Government composite includes: GD, HRS, LLL, LMT, NOC, SAI, SYPR and VSAT.

Public Market Perspective

Relative Next Twelve Months ("NTM") P/E Multiples Analysis

Since January 2003



80.0x
70.0x
60.0x
50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
1/1/2003
6/18/2003
12/4/2003
5/21/2004
11/6/2004
4/24/2005
10/10/2005
3/28/2006
9/13/2006
3/1/2007
2003 Average
2004 Average
2005 Average
2006-to-10/2/06 Average
Samurai: 24.2x
Security Composite(1): 23.3x
Gov't Composite(2): 17.7x

Samurai NTM P/E

Since / Period	Average
January 1 - October 2, 2006	13.5x
January 1, 2005	17.1x
March 15, 2004	17.7x
January 1, 2004	18.9x
January 1, 2003	24.3x

NTM P/E Differential to Security Composite[1]

Since / Period	Average
January 1 - October 2, 2006	(6.8x)
January 1, 2005	(6.9x)
March 15, 2004	(9.6x)
January 1, 2004	(9.0x)
January 1, 2003	(2.7x)

NTM P/E Differential to Government Composite[2]

Since / Period	Average
January 1 - October 2, 2006	(3.4x)
January 1, 2005	(0.2x)
March 15, 2004	0.0x
January 1, 2004	0.9x
January 1, 2003	6.2x

Name	High	Low
Samurai	56.0x	27.3x
Security Composite[1]	29.9x	16.8x
Government Composite[2]	20.8x	15.8x

Name	High	Low
Samurai	41.7x	14.4x
Security Composite[1]	62.7x	26.3x
Government Composite[2]	22.0x	16.3x

Name	High	Low
Samurai	22.6x	15.3x
Security Composite[1]	35.0x	21.8x
Government Composite[2]	18.3x	15.9x

Name	High	Low
Samurai	18.1x	9.8x
Security Composite[1]	23.2x	15.1x
Government Composite[2]	18.7x	15.2x

2003 Average

Samurai	39.1x
Security Composite[1]	24.0x
Government Composite[2]	18.5x

2004 Average

Samurai	23.3x
Security Composite[1]	36.2x
Government Composite[2]	19.3x

2005 Average

Samurai	18.6x
Security Composite[1]	27.5x
Government Composite[2]	17.3x

2006-to-10/2/06 Average

Samurai	13.5x
Security Composite[1]	20.3x
Government Composite[2]	17.0x

Source: FactSet.
Note: Government composite is based on GAAP basis.
(1) Security composite includes: ALDN, ARM, AMCC, CHKP, ENTU, HIFN, MFE, MVSN, nCipher, SCUR, SYMC, VDSI and VRSN.
(2) Government composite includes: GD, HRS, LLL, LMT, NOC, SAI, SYPR and VSAT.

Public Market Perspective

Recent Stock Price Performance Analysis

Since October 2006



Stock Price
Volume ('000s)
Average Daily Trading Volume ('000s)
Since March 15, 2004 384.9
CY 2006 433.6
Since October 1, 2006 236.4
$30.00
$25.00
$20.00
$15.00
1,200
1,000
800
600
400
200
0
10/2/2006
10/26/2006
11/20/2006
12/18/2006
1/17/2007
2/12/2007
10/2/2006
Hired Merrill Lynch to explore strategic alternatives
Price Performance
T+1 T+15
Samurai (1.4%) 20.6%
NASDAQ 0.3% 5.3%
Security (1) 0.7% 4.3%
Government (2) 0.1% 0.9%
10/16/2006
CEO Tony Caputo and CFO Carol Argo resign
Price Performance
T+1
Samurai (2.4%)
NASDAQ (0.8%)
Security (1) (0.6%)
Government (2) (1.1%)
10/25/2006
Reported Q3 results
Price Performance
T+1
Samurai (3.4%)
NASDAQ 1.0%
Security (1) (2.5%)
Government (2) (0.5%)
11/13/2006
Announced delay in filing; Reiterate guidance
Price Performance
T+1
Samurai 0.4%
NASDAQ 1.0%
Security (1) 1.1%
Government (2) 1.1%
1/3/2007
Announced investigation in options, revenue recognition issues
Price Performance
T+1
Samurai 1.7%
NASDAQ 1.2%
Security (1) 1.4%
Government (2) (0.3%)
2/6/2007
Announced appeal to NASDAQ's decision to delist shares on 2/12/2007
Price Performance
T+1
Samurai 0.7%
NASDAQ 0.8%
Security (1) 1.5%
Government (2) 0.2%
2/8/2007
Granted stay of delisting by NASDAQ
Price Performance
T+1
Samurai (1.1%)
NASDAQ (1.2%)
Security (1) (0.4%)
Government (2) 0.0%
2/23/2007
Postponed Q4 and CY06 results date to 3/7/2007
Price Performance
T+1
Samurai 2.9%
NASDAQ (0.4%)
Security (1) (0.5%)
Government (2) (0.9%)

Source: FactSet.

(1) Security composite includes: ALDN, ARM, AMCC, CHKP, ENTU, HIFN, MFE, MVSN, nCipher, SCUR, SYMC, VDSI and VRSN.

(2) Government composite includes: GD, HRS, LLL, LMT, NOC, SAI, SYPR and VSAT.

Public Market Perspective

Samurai Relative Stock Performance Analysis

Since October 2006



160.0%
140.0%
120.0%
100.0%
80.0%
10/2/2006
10/18/2006
11/4/2006
11/21/2006
12/7/2006
12/24/2006
1/10/2007
1/26/2007
2/12/2007
3/1/2007
Samurai: +56.6%
Gov't Composite(2): +8.6%
NASDAQ Composite: +7.4%
Security Composite(1): (2.4%)
Oct. '06 Performance
Nov. '06 Performance
Dec. '06 Performance
2007-to-Date Performance

Oct. '06 Performance	
Samurai	17%
Security Composite [1]	1%
Government Composite [2]	(1%)
NASDAQ	6%

Nov. '06 Performance	
Samurai	10%
Security Composite [1]	5%
Government Composite [2]	3%
NASDAQ	4%

Dec. '06 Performance	
Samurai	4%
Security Composite [1]	1%
Government Composite [2]	1%
NASDAQ	0%

2007-to-Date Performance	
Samurai	20%
Security Composite [1]	(7%)
Government Composite [2]	5%
NASDAQ	0%

Source: FactSet.

(1) *Security composite includes: ALDN, ARM, AMCC, CHKP, ENTU, HIFN, MFE, MVSN, nCipher, SCUR, SYMC, VDSI and VRSN.*

(2) *Government composite includes: GD, HRS, LLL, LMT, NOC, SAI, SYPR and VSAT.*

Public Market Perspective

Samurai's Hypothetical Unaffected Stock Price

Assuming Samurai's share price had performed in-line with its government and security peers, today's hypothetical unaffected stock price would be between $17.85 and $19.86

Assuming Samurai's share price had performed in-line with the overall NASDAQ market, today's hypothetical unaffected stock price would be $19.64

Relative Stock Price Performance Analysis

Samurai Share Price				Security Index			
Date	Actual Price	% Change from 10/2/06	Implied Samurai Price	Date	Actual Price	% Change from 10/2/06	Implied Samurai Price
10/2/2006	$18.28	---	---	---	---	(2.4%)	**$17.85**
Current	28.63	56.6%	---				

NASDAQ				Government Index			
Date	Actual Price	% Change from 10/2/06	Implied Samurai Price	Date	Actual Price	% Change from 10/2/06	Implied Samurai Price
---	---	7.4%	**$19.64**	---	---	8.6%	**$19.86**

Government & Security Average	**$18.85**
Offer - Premium / (Discount) to Hypothetical	*52.5%*
NASDAQ, Government & Security Average	**$19.11**
Offer - Premium / (Discount) to Hypothetical	*50.4%*

Source: FactSet.

(1) Based on offer price of $28.75 per share.





Public Market Perspective
Wall Street Analyst Expectation Analysis

Wall Street Estimate Overview

Dollars in millions, except per share data

Date	Firm	Price Target	Revenue 2007E	EPS 2007E	Valuation Methodology
2/27/2007	Friedman Billings Ramsey	$34.00	$319.6	$1.31	P/E
1/30/2007	Stifel Nicolaus	31.00	322.2	1.40	P/E & EV/Sales
1/10/2007	Avondale Partners	28.00	320.2	1.50	P/E
1/10/2007	Lehman Brothers	21.00	314.8	1.25	P/E
1/9/2007	Brean Murray, Carret & Co.	27.00	322.2	1.25	P/E & EV/Sales
2/27/2007	**Wall Street Avg.**	**$28.20**	**$319.8**	**$1.34**	

Historic Wall Street Estimates



15
14
15
14
14
12
14
14
13
12
12
12
100%
80%
60%
40%
20%
0%
73%
79%
93%
93%
93%
92%
71%
64%
62%
58%
58%
58%
27%
21%
7%
7%
7%
8%
29%
36%
38%
42%
42%
42%
Feb-07
Jan-07
Dec-06
Nov-06
Oct-06
Sep-06
Aug-06
Jul-06
Jun-06
May-06
Apr-06
Mar-06
Buy
Hold
Total Number of Brokers

Wall Street Analyst Perspectives

"While the catalyst related to resolving stock option issues has largely passed, we believe there remains an opportunity for new management to alleviate a creditability discount we believe has been inherent in the stock's valuation."

Wall Street Research, 1/30/07

"View the appointment of a permanent CFO and F07 guidance as an incremental positive. While no EPS guidance was provided, believe higher legal expenses likely to bring estimates lower. Given option review, restatement and management transition issues we reiterate 2-EW and $21 price target."

Wall Street Research, 1/10/07

"We remain below Samurai's guidance, as we believe the Company was a bit aggressive in setting the revenue range for next year, given the ongoing problems in the Company's non-classified business segments. We believe the bigger issue around Samurai (which will move the stock in either direction) comes down to expense levels and cash generation, which will remain a bit of mystery until the Company reports results..."

Wall Street Research, 1/9/07

Source: Wall Street research.



Public Market Perspective

Shareholder Rotation YTD

Top Buyers 9/30/06 – 12/31/06

Shareholder	Change from 9/30/06 - 12/31/06 Postion[(1)]	Value[(2)]	%[(3)]	Type
Sigma Capital Management	**451.5**	**$17.6**	**2.1%**	**Growth**
Criterion Capital Management	**360.0**	**14.1**	**1.7%**	**Growth**
Dimensional Fund Advisors	294.7	11.5	10.4%	Index
American Century Investment Management	265.7	10.4	1.3%	Growth
HomeField Capital	**263.6**	**10.3**	**1.3%**	**Value**
Atherton Lane Advisers	246.4	9.6	1.5%	Growth
Rice, Hall, James & Associates	226.2	8.8	1.1%	Growth
Barclays Global Investors	130.3	5.1	4.6%	Index
Robeco Weiss, Peck & Greer Investments	98.9	3.9	1.3%	GARP
OTA Financial Group	72.5	2.8	0.6%	Value
BlackRock Advisors	71.1	2.8	0.4%	GARP
Frontier Capital Management	67.7	2.6	2.1%	Growth
OppenheimerFunds	60.6	2.4	0.3%	Growth
State Street Global Advisors	55.5	2.2	2.5%	Index
Renaissance Technologies	**49.7**	**1.9**	**0.5%**	**GARP**
S.A.C. Capital Advisors	**45.0**	**1.8**	**0.2%**	**Growth**
George Weiss Associates	**34.4**	**1.3**	**0.2%**	**Growth**
Segall, Bryant & Hamill Investment Counsel	34.4	1.3	2.0%	Growth
Lux Investment Advisors	33.0	1.3	0.2%	GARP
Oak Associates	23.7	0.9	0.2%	Growth
Total	**2,884.9**	**$112.7**	**34.4%**	

Top Sellers from 9/30/06 – 12/31/06

Shareholder	Change from 9/30/06 - 12/31/06 Postion[(1)]	Value[(2)]	%[(3)]	Type
Paradigm Capital Management	**(490.4)**	**($19.2)**	**(2.3%)**	**Value**
Dalton, Greiner, Hartman, Maher & Co.	(415.9)	(16.3)	(2.0%)	Growth
Kennedy Capital Management	(237.5)	(9.3)	(1.1%)	Value
TCW Asset Management	(209.1)	(8.2)	(1.0%)	Growth
P.A.W. Partners	**(200.0)**	**(7.8)**	**(0.9%)**	**Growth**
Lazard Asset Management	(179.2)	(7.0)	(0.9%)	GARP
New Jersey Division of Investment	(150.0)	(5.9)	(0.7%)	GARP
Thales Fund Management	**(148.2)**	**(5.8)**	**(0.7%)**	**Growth**
Springhouse Capital	**(143.0)**	**(5.6)**	**(0.7%)**	**Value**
ClearBridge Advisors	(138.4)	(5.4)	(0.7%)	Growth
Two Sigma Investments	**(105.1)**	**(4.1)**	**(0.5%)**	**Growth**
The California Public Employees Retirement	(87.8)	(3.4)	(0.4%)	Index
Credit Suisse Asset Management	(82.7)	(3.2)	(0.4%)	GARP
S Squared Technology	**(78.9)**	**(3.1)**	**(0.4%)**	**Growth**
Putnam Investment Management	(72.6)	(2.8)	(0.3%)	GARP
Lotsoff Capital Management	**(66.5)**	**(2.6)**	**(0.3%)**	**GARP**
Pembroke Management	(61.1)	(2.4)	(0.3%)	Growth
MFC Global Investment Management	(60.0)	(2.3)	(0.3%)	Value
Herald Investment Management	(60.0)	(2.3)	(0.3%)	Growth
MacKay Shields	(59.1)	(2.3)	(0.3%)	GARP
Total	**(3,045.6)**	**($119.0)**	**(14.5%)**	

Source: FactSet Lionshares.
Note: Highlighted shareholders are hedge funds.
(1) Represents change in basic shares.
(2) Based on average stock price of $22.49 during the period from September 30, 2006 to December 31, 2006.
(3) Represents percent of current basic shares outstanding of 21.073 million per Samurai management.



Public Market Perspective
Ownership History

Top 20 Institutional Holders

Rank	Institutions	Position							Est. Avg.
		Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05	Cost Basis [1]
1	Dimensional Fund Advisors	2,188.0	1,893.3	1,961.0	1,984.0	1,940.5	1,667.3	1,530.8	$28.32
2	Lazard Asset Management	1,524.5	1,703.7	2,492.5	1,957.2	892.4	1,020.3	668.5	24.79
3	TCW Asset Management	1,135.4	1,344.5	1,342.1	504.2	0.0	0.0	0.0	21.35
4	Burgundy Asset Management	1,068.1	1,067.2	1,129.5	1,074.3	845.9	858.0	864.7	30.52
5	Barclays Global Investors	968.0	837.7	879.1	782.7	760.3	735.2	743.2	25.67
6	Columbia Management Advisors	966.8	958.5	947.6	876.9	650.3	412.9	243.9	30.16
7	**Paradigm Capital Management**	**871.5**	**1,361.9**	**862.1**	**1,279.9**	**510.7**	**207.6**	**0.0**	**21.87**
8	**S Squared Technology**	**856.3**	**935.2**	**943.1**	**0.0**	**0.0**	**0.0**	**0.0**	**19.06**
9	Vanguard Group	596.3	591.5	577.5	521.8	486.6	582.5	561.8	25.39
10	Dalton, Greiner, Hartman, Maher	585.8	1,001.7	1,326.8	1,443.6	1,183.8	1,188.7	1,144.6	30.18
11	State Street Global Advisors	522.3	466.7	405.0	352.8	310.2	312.9	285.2	25.06
12	**Sigma Capital Management**	**451.5**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**22.49**
13	Frontier Capital Management	443.5	375.8	377.7	1,137.9	1,129.3	965.6	959.9	28.81
14	Segall, Bryant & Hamill Investment	421.7	387.3	351.2	272.8	317.9	333.8	250.2	27.93
15	Kennedy Capital Management	416.0	653.5	763.1	578.1	0.0	0.0	0.0	23.97
16	MFC Global Investment Management	406.5	466.5	466.5	466.5	220.0	220.0	220.0	28.61
17	**Criterion Capital Management**	**360.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**22.49**
18	Atherton Lane Advisers	322.9	76.4	0.0	0.0	0.0	0.0	0.0	21.28
19	Robeco Weiss, Peck & Greer Investments	272.5	173.5	315.5	324.0	166.8	136.6	32.2	26.31
20	American Century Investment Management	265.7	0.0	0.0	0.0	0.0	0.0	0.0	22.49

	Dec-06	Sep-06	Jun-06	Mar-06	Dec-05	Sep-05	Jun-05
Aggregate Ownership	**14,643.1**	**14,295.0**	**15,140.4**	**13,556.8**	**9,414.8**	**8,641.5**	**7,505.0**
Change From Prior Period	**2.4%**	**(5.6%)**	**11.7%**	**44.0%**	**8.9%**	**15.1%**	**22.2%**
Aggregate Ownership (% of Total Institutional)	**76.0%**	**72.8%**	**72.3%**	**69.8%**	**58.9%**	**57.6%**	**54.5%**
Average Price	**$22.49**	**$17.39**	**$19.06**	**$27.89**	**$34.28**	**$33.58**	**$29.93**

Source: FactSet Lionshares.
Note: Share counts in thousands. Highlighted shareholders are hedge funds.
(1) Assumes shares purchased at average price for given period. Assumes shares sold on a FIFO methodology.





Valuation Analysis

Valuation Analysis

Projected Income Statement

Dollars in Millions, Except Per Share Values – Non-GAAP

	Flash [1]	Management Base Case Projections [2]			CAGR	Management Growth Case Projections [3]			CAGR
	2006	2007	2008	2009	'06-'09	2007	2008	2009	'06-'09
Revenue	**$295.2**	**$330.0**	**$358.1**	**$384.9**	**9.2%**	**$330.0**	**$375.6**	**$434.0**	**13.7%**
Cost of Revenue	137.7	153.3	166.4	178.9		153.3	169.4	196.7	
Gross Profit	$157.5	$176.7	$191.7	$206.0	9.4%	$176.7	$206.2	$237.3	14.6%
Research & Development	$36.2	$34.7	$37.7	$40.5		$34.7	$37.4	$40.3	
Sales & Marketing	48.9	47.6	51.6	55.5		47.6	51.2	55.7	
General & Administrative (recurring)	27.9	32.7	35.5	38.1		32.7	32.9	34.7	
New Business Initiatives	--	4.0	4.3	4.7		4.0	4.6	5.3	
Operating Expenditures	$113.0	$118.9	$129.1	$138.7		$118.9	$126.0	$136.0	
Adjusted EBIT [4]	**$44.6**	**$57.7**	**$62.6**	**$67.3**	**14.7%**	**$57.7**	**$80.2**	**$101.3**	**31.5%**
Adjusted EBITDA [4]	**$51.0**	**$64.7**	**$70.1**	**$75.4**	**14.0%**	**$64.7**	**$87.7**	**$109.5**	**29.1%**
Stealth Management EPS [4]	--	$1.79	--	--		$1.79	--	--	
Wall Street EPS [5]	--	$1.34	--	--		$1.34	--	--	
Cash Flow Metrics									
Depreciation	$6.4	$7.0	$7.5	$8.1		$7.0	$7.5	$8.2	
Incremental Working Capital	25.2	(5.9)	(2.6)	(0.9)		(5.9)	(2.8)	(1.9)	
Capital Expenditures	(7.1)	(6.6)	(7.2)	(7.9)		(6.6)	(7.5)	(8.2)	
Growth Rates and Margins									
Revenue Growth	***12.2%***	***11.8%***	***8.5%***	***7.5%***		***11.8%***	***13.8%***	***15.5%***	
Gross Margin	*53.4%*	*53.5%*	*53.5%*	*53.5%*		*53.5%*	*54.9%*	*54.7%*	
EBITDA Margin	***17.3%***	***19.6%***	***19.6%***	***19.6%***		***19.6%***	***23.3%***	***25.2%***	
EBIT Margin	*15.1%*	*17.5%*	*17.5%*	*17.5%*		*17.5%*	*21.3%*	*23.3%*	

(1) Flash results do not include the impact of previously disclosed restatements. In addition, the amounts above are based on a preliminary close and as such may change and such changes may be material. The financial statements assume approximately $7 million of revenue and associated costs related to the sale of HSM's to SWIFT. While the Company believes there is a reasonable basis for recognition, this deal is under revenue recognition review by Ernst & Young (outside auditor) and as such there can be no assurance that this revenue will be recognized in the fiscal 2006 period. The receivables associated with this revenue have largely been collected as of January 2007.

(2) Based on Board approved FY07 plan and revenue growth of 8.5% in FY08 and 7.5% in FY09 per Samurai management guidance (the "Management Base Case").

(3) Based on Board approved FY07 plan and Samurai management thereafter (the "Management Growth Case").

(4) Adjusted for the following: stock based compensation, non-recurring COGS, restructuring charges, amortization of acquired intangibles, litigation costs related to shareholder suits, litigation costs related to the Restated Financials and Related Matters, and other miscellaneous one-time costs.

(5) Average of all Wall Street research analysts who updated their estimates post Samurai January 2006 earnings update.



Valuation Analysis

Revenue and EBIT by Segment – Management Growth Case

Dollars in Millions

	Flash [1]	Management Growth Case [2]			CAGR	Management Base Case CAGR
	2006	2007	2008	2009	'06-'09	'06-'09
Revenue						
Classified	$140.3	$152.5	$183.7	$215.5	*15.4%* [3]	*8.2%*
% Growth	*26.8%*	*8.7%*	*20.5%*	*17.3%*		
Commercial	71.1	86.7	93.2	111.1	*16.0%*	*12.4%*
% Growth	*(3.5%)*	*21.9%*	*7.5%*	*19.2%*		
OEM	23.4	26.0	28.3	30.6	*9.4%*	*9.0%*
% Growth	*6.0%*	*11.0%*	*8.7%*	*8.3%*		
Rights Management	60.3	64.8	70.4	76.8	*8.4%*	*7.8%*
% Growth	*6.6%*	*7.4%*	*8.7%*	*9.0%*		
Total Revenue	**$295.2**	**$330.0**	**$375.6**	**$434.0**	*13.7%*	*9.2%*
% Growth	*12.2%*	*11.8%*	*13.8%*	*15.5%*		
					Margin Expansion '06-'09	**Margin Expansion '06-'09**
Adjusted EBIT (before corporate G&A)						
Classified	n/a	$37.3	$52.9	$62.1		
% Margin	*22.4%*	*24.5%*	*28.8%*	*28.8%*	*6.4%*	*2.1%*
Commercial	n/a	22.1	26.1	36.3		
% Margin	*9.8%*	*25.4%*	*28.0%*	*32.7%*	*22.9%*	*15.6%*
OEM	n/a	10.6	11.8	13.1		
% Margin	*55.5%*	*40.7%*	*41.6%*	*42.7%*	*(12.8%)*	*(14.8%)*
Rights Management	n/a	24.4	26.9	29.7		
% Margin	*34.8%*	*37.7%*	*38.1%*	*38.7%*	*3.9%*	*2.9%*
Total Adjusted EBIT (before G&A)	**$72.5**	**$94.4**	**$117.6**	**$141.2**		
% Margin	*24.5%*	*28.6%*	*31.3%*	*32.5%*	*8.0%*	*3.9%*
					CAGR '06-'09	**CAGR '06-'09**
General and Administrative Costs	(27.9)	(32.7)	(32.9)	(34.7)		
Business Initiatives	-	(4.0)	(4.6)	(5.3)		
Adjusted EBIT	**$44.6**	**$57.7**	**$80.2**	**$101.3**	*31.5%*	*14.7%*
% Margin	*15.1%*	*17.5%*	*21.3%*	*23.3%*		
Depreciation and amortization	6.4	7.0	7.5	8.2		
Adjusted EBITDA	**$51.0**	**$64.7**	**$87.7**	**$109.5**	*29.1%*	*14.0%*
% Margin	*17.3%*	*19.6%*	*23.3%*	*25.2%*		

(1) *Flash results do not include the impact of previously disclosed restatements. In addition, the amounts above are based on a preliminary close and as such may change and such changes may be material. The financial statements assume approximately $7 million of revenue and associated costs related to the sale of HSM's to SWIFT. While the Company believes there is a reasonable basis for recognition, this deal is under revenue recognition review by Ernst & Young (outside auditor) and as such there can be no assurance that this revenue will be recognized in the fiscal 2006 period. The receivables associated with this revenue have largely been collected as of January 2007. Adjusted EBIT (before corporate G&A) margins are based on estimates for FY06.*

(2) *FY07-09 based on projections prepared by Samurai management (the "Management Growth Case").*

(3) *Includes $73 million of revenue from new products by 2009.*



Valuation Analysis

GAAP EBIT to Non-GAAP EBIT Reconciliation

Dollars in Millions

	Range of Potential Views			
	FY 2005		FY 2006	
	Customary Addbacks	As Reported	Customary Addbacks	As Reported
GAAP EBIT	**$0.1**	**$0.1**	**($9.6)**	**($9.6)**
Adjustments				
Amortization of acquired intangibles	$23.4	$23.4	$19.8	$19.8
Stock based compensation	5.1	5.1	10.6	10.6
Non-recurring cost of goods sold	-	0.4	-	1.7
Restructuring charges	-	2.4	-	0.7
Acquired in-process research & development	-	1.2	-	-
Non-recurring R&D	-	1.4	-	-
Non-recurring S&M	-	3.4	-	-
Non-recurring G&A	-	1.0	-	0.7
Integration costs	-	7.4	-	2.1
Legal contract review	-	0.1	-	-
FY2004 audit work	-	0.5	-	-
FY2005 RIF	-	0.5	-	-
Restatement related costs	-	-	8.8	8.8
Additional restatement related costs	-	-	4.0	4.0
SOX increase	-	-	-	2.1
L-3 litigation	-	-	-	0.6
Increase in 2006 E&Y fee	-	-	-	1.3
Bonus/retention	-	-	-	0.2
Expansion of President's Club	-	-	-	0.2
Severance/CEO/COO overlap	-	-	-	1.3
Total Adjustments/Addbacks	**$28.5**	**$46.8**	**$43.2**	**$54.2**
Adjusted Non-GAAP EBIT	**$28.6**	**$46.9**	**$33.6**	**$44.6**
Depreciation and amortization	5.6	5.6	6.4	6.4
Adjusted Non-GAAP EBITDA	**$34.2 -**	**$52.5**	**$40.0 -**	**$51.0**

Source: Q4 flash report as of February 16, 2007 and PwC quality of earnings analysis as of February 19, 2007.



Valuation Analysis

Wall Street's Current Samurai 2007 Financial Projections

Dollars in Millions

	2006 Flash	2007E						
	Actuals	Management	Brean Murray 1/9/2007	FBR 2/27/2007	Lehman Brothers 1/10/2007	Avondale 1/10/2007	Stifel Nicolaus 2/7/2007	Wall Street Consensus[3]
Sales	$295.2	$330.0	$322.2	$319.6	$314.8	$320.2	$322.2	$319.8
Variance ($)			*($7.8)*	*($10.4)*	*($15.2)*	*($9.8)*	*($7.8)*	*($10.2)*
COGS	(137.7)	(153.3)	(149.8)	(143.4)	(149.9)	(151.8)	--	(148.7)
Variance ($)			*$3.5*	*$9.9*	*$3.4*	*$1.6*		*$4.6*
Gross Profit	$157.5	$176.7	$172.4	$176.2	$164.9	$168.5	--	$170.5
Variance ($)			*($4.3)*	*($0.5)*	*($11.8)*	*($8.2)*		*($6.2)*
R&D	($36.2)	($34.7)	($39.8)	($42.2)	($36.7)	($39.9)	--	(39.7)
Variance ($)			*$5.1*	*$7.5*	*$2.0*	*$5.2*		*($5.0)*
S&M	(48.9)	(47.6)	(50.1)	(55.6)	(51.2)	(53.0)	--	(52.5)
Variance ($)			*$2.5*	*$8.0*	*$3.6*	*$5.5*		*($4.9)*
G&A, Recurring	(27.9)	(32.7)	(42.9)	(34.4)	(38.1)	(39.8)	--	(38.8)
Variance ($)			*$10.3*	*$1.7*	*$5.4*	*$7.1*		*($6.1)*
New Business Initiatives	0.0	(4.0)	--	--	--	--	--	--
Total OpEx	($112.9)	($118.9)	($132.8)	($132.2)	($126.0)	($132.7)	--	(130.9)
Variance ($)			*$13.9*	*$13.3*	*$7.1*	*$13.8*		*($12.0)*
Adjusted EBIT	**$44.6**	**$57.7**	**$39.5**	**$44.0**	**$38.9**	**$35.8**	--	**$39.5**
Variance ($)			*($18.2)*	*($13.7)*	*($18.8)*	*($22.0)*		*($18.2)*
Adjusted EBITDA	**$51.0**	**$64.7**	--	--	--	--	--	**$46.5**
Variance ($)			--	--	--	--		*($18.2)*
Earnings per Share	--	**$1.79**	**$1.25**	**$1.31**	**$1.25**	**$1.50**	**$1.40**	**$1.34**
Discounted Price Target[1]			**$23.48**	**$29.57**	**$18.26**	**$24.35**	**$26.96**	**$24.52**
Undiscounted Price Target			27.00	34.00	21.00	28.00	31.00	28.20
Methodology			2007 Rev. Mult.	2007 P/E	2007 P/E	2007 P/E	2007 Rev. Mult.	--
Metrics and Drivers:								
Y-o-Y Sales Growth[2]	12.2%	12.7%	10.9%	10.2%	8.6%	10.5%	10.5%	10.1%
Gross Margin	53.4%	53.5%	53.5%	55.1%	52.4%	52.6%	--	53.3%
R&D as a % of Sales	(12.3%)	(10.5%)	(12.4%)	(13.2%)	(11.7%)	(12.5%)	--	(12.4%)
S&M as a % of Sales	(16.6%)	(14.4%)	(15.5%)	(17.4%)	(16.3%)	(16.6%)	--	(16.4%)
G&A as a % of Sales	(9.5%)	(9.9%)	(13.3%)	(10.8%)	(12.1%)	(12.4%)	--	(12.1%)
Adj. EBIT Margin	15.2%	19.7%	13.5%	15.0%	13.3%	12.2%	--	13.5%

Note: Average EPS calculation based on average fully diluted shares outstanding, not straight arithmetic average of EPS estimates.

(1) Discounted price targets at 15.0%.

(2) 2007 Y-o-Y Sales Growth based on respective analysts' estimates for Samurai's 2006 revenue.

(3) Wall Street research consensus for analysts who updated financial projections post Samurai's January earnings call.



Valuation Analysis

Comparable Company Performance



2006 – 2008 Revenue CAGR (2)
Base Case
Upside Case
Government
Commercial (1)
RMS
OEM
Viasat 15.9%
Harris 11.4%
General Dynamics 7.7%
SAIC 7.6%
L3 4.9%
Northrop Grumman 4.7%
Lockheed Martin 3.4%
(15.5%) Sypris Solutions
Classified 8.6% 14.4%
Entrust 21.2%
nCipher 16.8%
Commercial 14.5% 15.0%
Macrovision 16.3%
Aladdin 12.4%
RMS 7.9% 8.0%
ARM 15.5%
Applied Micro Circuits 12.1%
Hi/Fn 10.6%
OEM 9.7% 9.9%
Samurai 10.1% 12.8%
(20.0%) (10.0%) 0.0% 10.0% 20.0% 30.0%
2006 EBITDA Margin
2007E EBITDA Margin (Budget)
2006 EBITDA Margin
Harris 17.9%
General Dynamics 12.7%
Viasat 11.8%
L3 11.8%
Northrop Grumman 11.2%
Lockheed Martin 10.6%
SAIC 8.4%
Sypris Solutions 5.2%
nCipher 5.4%
Entrust NM
Macrovision 31.6%
Aladdin 19.9%
ARM 31.6%
Applied Micro Circuits 26.8%
Hi/Fn NM
Samurai 17.3% 19.6%
0.0% 10.0% 20.0% 30.0% 40.0%
2006 – 2008 EBITDA Margin Improvement
EBITDA Growth - %
Viasat 395bps 79.3%
Harris 344bps 48.0%
Lockheed Martin 162bps 23.3%
Northrop Grumman 119bps 21.3%
General Dynamics 101bps 25.1%
L3 63bps 15.9%
SAIC 25bps 19.3%
Sypris Solutions NA NA
Entrust NM NM
nCipher NA NA
Macrovision 149bps 41.7%
Aladdin (21bps) 25.0%
ARM 16bps 34.1%
Applied Micro Circuits NA NA
Hi/Fn NA NA
Base Case
Upside Case
Samurai 234bps 608bps 72.1%
(200bps) 0bps 200bps 400bps 600bps 800bps

Source: Wall Street research and Company filings.

(1) Excludes comparable Commercial security companies with enterprise values greater than $500 million.

(2) nCipher and Sypris Solutions represent 2006-2007 revenue growth.

Valuation Analysis

Equity Value Per Share

Category	Methodology	Low	High	Assumptions
As of March 1, 2007	52 Week Trading Range	$14.50	$29.06	
As of March 1, 2007	3 Month Trading Range	$22.76	$29.06	
	3 Month Trading Range Prior to October 2, 2006 – the Unaffected Date	$14.50	$19.54	
	Discounted Research Price Targets	$18.25	$29.50	Discount Rate of 15% Cost of Equity
Public Comparables – Street Case	2007 P/E	$18.75	$22.00	14.0x – 16.5x 2007 EPS of $1.34
Public Comparables – Street Case	2007E EBITDA	$17.75	$22.00	7.5x – 9.5x 2007 EBITDA of $46mm
Public Comparables – Management Base Case	2007 P/E	$25.00	$29.50	14.0x – 16.5x 2007 EPS of $1.79[1]
Public Comparables – Management Base Case	Sum-of-the-Parts	$21.25	$28.25	
Acquisition Comparables	2006 Sales	$21.00	$27.75	1.40x – 1.90x 2006 Sales of $295mm
Acquisition Comparables	2006 EBITDA	$23.00	$28.75	9.0x – 11.5x 2006 EBITDA of $51mm[1]
Discounted Cash Flows	Management Base Case[1]	$17.75	$22.25	17.0% - 19.0% Commercial Discount Rate; 6.0% - 7.0% Perpetuity Growth
Discounted Cash Flows	Management Growth Case[2]	$25.50	$32.75	12.0% - 14.0% Classified Discount Rate; 3.0% - 4.0% Perpetuity Growth

Offer Price: $28.75

Unaffected (10/2/06): $18.28

Note: All non-trading day values rounded to the nearest $0.25. Analysis, except for discounted cash flows, exclude any potential benefits from outstanding NOL's, valued at a range between $0 and $16 million. Certain prices based on 21.073 million basic shares, 4.536 million options with an average strike price of $24.08, net cash balance of $84.5 million and selected one-time costs of $35 million.

(1) 2007 – 2009 based on the Management Base Case, 2010 – 2011 based upon management guidance of 7.5% revenue growth and flat margins. Exclude stock based compensation, non-recurring COGS, restructuring charges, amortization of acquired intangibles, litigation costs related to shareholder suits, litigation costs related to Restated Financials and Related Matters, and other miscellaneous one-time costs.

(2) 2007 – 2009 based on the Management Growth Case, 2010 – 2011 based upon management guidance of 10% revenue growth and flat margins. Exclude stock based compensation, non-recurring COGS, restructuring charges, amortization of acquired intangibles, litigation costs related to shareholder suits, litigation costs related to Restated Financials and Related Matters, and other miscellaneous one-time costs.



Valuation Analysis

Company Comparable Trading & Operating Statistics

(Dollars in Millions, Except Per Share Amounts)

Segment	Company	Price as of 3/1/2007	Price as a % of 52 Wk High	Market Value	Enterprise Value [1]	EV as a Multiple of: Revenue [2] 2006	Revenue [2] 2007E	EBITDA [2] 2006	EBITDA [2] 2007E	P/E [3] 2007E	P/E [3] 2008E	5-Year Growth Rate [3]	2007E EBITDA Margin	2007/2006 Revenue Growth	2007E PEG
	Government														
Classified	Lockheed Martin	$97.82	94.5%	$43,179	$45,325	1.14x	1.09x	10.8x	9.3x	15.1x	14.1x	11.2%	11.8%	4.8%	1.3x
Classified	General Dynamics	76.41	94.0%	30,961	32,138	1.34	1.20	10.5	9.1	15.4	13.9	10.1%	13.2%	11.3%	1.5
Classified	Northrop Grumman	72.23	95.4%	25,613	28,760	0.95	0.91	8.5	7.5	12.8	11.9	11.7%	12.2%	5.2%	1.1
Classified	L-3 Communications	86.38	96.6%	11,131	15,402	1.23	1.17	10.5	9.6	13.8	12.6	14.3%	12.1%	5.5%	1.0
Classified	SAIC	17.99	85.3%	7,844	7,873	0.96	0.90	11.5	10.6	18.5	17.0	10.7%	8.6%	6.2%	1.7
Classified	Harris	48.20	91.1%	6,931	7,112	1.85	1.63	10.3	7.7	14.9	13.4	15.0%	21.2%	13.4%	1.0
Classified	Viasat	33.61	93.4%	1,073	997	1.98	1.65	16.8	11.9	23.3	19.1	18.8%	13.8%	20.4%	1.2
Classified	Sypris Solutions	6.11	56.1%	112	140	0.28	0.33	5.4	7.2	NM	17.5	NA	4.6%	(15.5%)	NM
					Mean	**1.22x**	**1.11x**	**10.5x**	**9.1x**	**16.2x**	**14.9x**	**13.1%**	**12.2%**	**6.4%**	**1.3x**
					Median	**1.19**	**1.13**	**10.5**	**9.2**	**15.1**	**14.0**	**11.7%**	**12.1%**	**5.9%**	**1.2**
	Enterprise & Embedded Security														
Commercial – Enterprise	Symantec	$16.96	76.4%	$16,086	$15,209	3.00x	2.90x	10.4x	9.2x	17.0x	14.1x	13.0%	31.7%	3.3%	1.3x
Commercial – Enterprise	Verisign	24.69	92.2%	6,215	5,736	3.63	3.71	13.9	14.7	22.9	18.2	15.6%	25.2%	(2.0%)	1.5
Commercial – Enterprise	Check Point Software	22.50	89.9%	5,268	3,618	6.29	5.02	11.1	9.6	15.2	13.6	8.4%	52.3%	25.4%	1.8
Commercial – Enterprise	Mcafee	30.30	95.3%	5,004	3,764	3.30	2.99	12.5	11.2	19.9	18.4	14.3%	26.7%	10.1%	1.4
Commercial – Enterprise	Secure Computing	8.30	64.3%	547	692	3.92	3.02	22.5	NM	30.7	19.3	13.9%	14.8%	29.5%	2.2
Commercial – Enterprise	Vasco	17.10	87.7%	655	641	8.44	5.93	32.4	23.8	38.9	29.5	28.8%	24.9%	42.4%	1.4
Commercial – Enterprise	Entrust	4.29	92.3%	261	239	2.51	2.02	NM	24.5	35.8	23.8	18.8%	8.2%	24.1%	1.9
Commercial – Enterprise	nCipher	4.92	82.5%	144	67	1.60	1.37	29.5	11.7	29.9	NA	NA	11.7%	16.8%	NA
Commercial – RMS	Macrovision	24.56	84.1%	1,308	1,092	4.41	3.75	13.9	12.2	18.9	15.6	17.4%	30.6%	17.6%	1.1
Commercial – RMS	Aladdin	17.34	72.9%	261	170	1.91	1.71	9.6	9.0	15.1	14.0	13.8%	19.0%	11.5%	1.1
Commercial – OEM	ARM Holdings	2.54	91.0%	3,685	3,430	3.61	3.13	11.4	9.8	30.8	25.3	17.5%	31.7%	15.5%	1.8
Commercial – OEM	Applied Micro Circuits	3.76	87.4%	1,077	816	2.83	2.53	10.6	9.2	31.3	15.7	20.0%	27.5%	12.2%	1.6
Commercial – OEM	Hi/Fn	5.35	65.4%	75	37	0.85	0.83	NM	NM	24.9	NA	15.0%	3.2%	3.1%	1.7
					Mean	**3.56x**	**2.99x**	**16.2x**	**13.2x**	**25.5x**	**18.9x**	**16.4%**	**23.7%**	**16.1%**	**1.6x**
					Median	**3.30**	**2.99**	**12.5**	**11.2**	**24.9**	**18.2**	**15.3%**	**25.2%**	**15.5%**	**1.5**
				EV < $500mm	**Mean**	**1.72x**	**1.48x**	**19.5x**	**15.1x**	**26.4x**	**18.9x**	**15.9%**	**10.6%**	**13.9%**	**1.6x**
				EV > $500mm	**Mean**	**4.38**	**3.66**	**15.4**	**12.5**	**25.1**	**18.8**	**16.5%**	**29.5%**	**17.1%**	**1.6**

Note: All results exclude FAS123 stock-based compensation expense, amortization of intangibles and non-recurring items. All 2006 results are actuals where available.
Harris excludes impact of Stratex transaction.
Shaded companies represent those most comparable to Samurai.
EV < $500mm mean calculations include Entrust, nCipher, Aladdin and Hi/Fn.

(1) Enterprise Value = Market Value of Equity + Short-term Debt + Long-term Debt + Preferred Equity + Minority Interest - Cash and Marketable Securities.
(2) Estimates obtained from Wall Street research and calendarized when necessary.
(3) Earnings estimates and EPS growth obtained from First Call as of February 2007 and calendarized when necessary.



Valuation Analysis

Historical NTM P/E Differential Since January 2003

Samurai vs. Security Composite [1]

NTM P/E Differential to Security Composite[1]	
Since / Period	Average
January 1 - October 2, 2006	(6.8x)
January 1, 2005	(6.9x)
March 15, 2004	(9.6x)
January 1, 2004	(9.0x)
January 1, 2003	(2.7x)

50.0x
25.0x
0.0x
(25.0x)
(50.0x)
1/1/2003 6/18/2003 12/4/2003 5/21/2004 11/6/2004 4/24/2005 10/10/2005 3/28/2006 9/13/2006 3/1/2007

Samurai vs. Government Composite [2]



3/15/04: Samurai closes Rainbow acquisition
50.0x
40.0x
30.0x
20.0x
10.0x
0.0x
(10.0x)
1/1/2003
6/18/2003
12/4/2003
5/21/2004
11/6/2004
4/24/2005
10/10/2005
3/28/2006
9/13/2006
3/1/2007

NTM P/E Differential to Government Composite[2]	
Since / Period	Average
January 1 - October 2, 2006	(3.4x)
January 1, 2005	(0.2x)
March 15, 2004	0.0x
January 1, 2004	0.9x
January 1, 2003	6.2x

Source: FactSet.
Note: Government composite is based on GAAP basis.
(1) Security composite includes: ALDN, ARM, AMCC, CHKP, ENTU, HIFN, MFE, MVSN, nCipher, SCUR, SYMC, VDSI and VRSN.
(2) Government composite includes: GD, HRS, LLL, LMT, NOC, SAI, SYPR and VSAT.

Valuation Analysis

Sum of the Parts – Management Base Case

Summary EBITDA by Segment – Fiscal Year 2007

Business Segment	2007E EBIT (ex. Corp G&A) [1]	Business Initiatives [2]	Allocation-% [3]	Allocation - Corporate G&A	Allocation - Corporate D&A	2007E EBITDA
Classified	$37.3	($1.3)	33%	($10.8)	$2.3	$27.6
Rights Management	24.4	(0.9)	24%	(7.8)	1.7	17.4
OEM	10.6	0.0	9%	(2.9)	0.6	8.3
Commercial	22.1	(1.9)	34%	(11.1)	2.4	11.5
Total	**$94.4**	**($4.0)**		**($32.7)**	**$7.0**	**$64.7**

Sum of the Parts Calculation

Business Segment	Methodology	Metric	Multiples Low		Multiples High	Enterprise Value Low		Enterprise Value High
Classified	2007 EBITDA	$27.6	7.50x	-	9.50x	$207	-	$262
Rights Management	2007 Revenue	64.8	1.50	-	2.00	97	-	130
OEM	2007 Revenue	26.0	0.75	-	1.50	20	-	39
Commercial	2007 Revenue	86.7	1.00	-	1.75	87	-	152

	Low		High
Total Firm Value	**$410**	**-**	**$583**
Plus: Net Cash [4]	85	-	85
Less: Selected One-Time Costs	(25)	-	(45)
Equity Value	**$470**		**$622**
Implied Price Per Share [5]	**$21.30**	**-**	**$28.20**

Note: Dollars in millions, except per share values.

(1) Per Samurai Management Base Case.

(2) Assumes Classified initiative of $1.25 million for Type-1 PDA, Rights Management initiative of $0.9 million for RM Architecture and Commercial initiatives of $1.9 million for Very High Speed and web/other marketing.

(3) Allocations based on Board approved 2007 plan.

(4) Based on net cash as of December 31, 2006 per Management flash report.

(5) Based on 21.073 million basic shares and 4.536 million options with an average strike price of $24.08.



Valuation Analysis

Comparable Company Acquisitions – Government

Dollars in Millions

Annc'd Date	Acquiror	Target	Target Business Description	Transaction Value	LTM Sales Multiple	LTM EBITDA Multiple	NTM/LTM Revenue Growth	LTM EBITDA Margin
Oct-06	Textron	Overwatch	Intelligence Analysis Tools and Communications Products for the U.S. and Select Foreign Militaries	$325	3.1x	NA	NA	NA
Sep-06	EDO Corporation	Impact Science & Technology	Provides Signals Intelligence Systems and Analysis Support to the Intelligence Community	124	2.0x	NA	NA	NA
Sep-06	Harris	Stratex Networks	Digital Microwave Radios, Wireless Transmission Solutions	317	1.3x	13.4x	13.4%	8.3%
Sep-05	DRS Technologies	Engineered Support Systems	Electronics and Technology Products for Defense and Intelligence Industries	1,966	1.9x	11.8x	19.0%	16.4%
Aug-05	General Dynamics	Itronix [1]	Rugged field computing systems primarily sold to Government	195	1.3x	10.7x	20.0%	12.1%
Sep-04	BAE	DigitalNet	Network and Security Solutions for Information Systems	592	1.7x	12.0x	16.1%	14.0%
Aug-03	DRS	Integrated Defense	Electronics and Technology Products for Defense and Intelligence Industries	563	1.7x	11.6x	22.7%	14.3%
Jun-03	GD	Veridian	Information-based Systems, Solutions and Services for Mission-critical National Security Programs	1,547	1.6x	18.5x	28.3%	8.9%
Dec-02	CSC	Dyncorp	Management, Technical and Engineering Services primarily to U.S. Government	908	0.4x	8.2x	NA	4.9%
				Transaction Values - All				
				Mean	**1.7x**	**12.3x**	**19.9%**	**11.3%**
				Median	**1.7**	**11.8**	**19.5%**	**12.1%**
				Transaction Values - Less than $500mm				
				Mean	**1.9x**	**12.1x**	**16.7%**	**10.2%**
				Median	**1.6**	**12.1**	**16.7%**	**10.2%**

Note: All transaction values based on announced values.
All results exclude FAS123 stock-based compensation expense and non-recurring items.
(1) Transaction value and multiples not publicly disclosed.



Valuation Analysis

Comparable Company Acquisitions - Commercial

Dollars in Millions

Annc'd Date	Acquiror	Target	Target Business Description	Transaction Value	LTM Sales Multiple	LTM EBITDA Multiple	NTM/LTM Revenue Growth	LTM EBITDA Margin
Jan-07	Symantec	Altiris	Service-oriented Management Software	$839	3.7x	18.5x	7.9%	19.8%
Aug-06	IBM	Internet Security Systems	Enterprise vulnerability and threat management	1,095	3.2x	14.0x	13.3%	23.1%
Jul-06	Francisco Partners and Vector Capital	Watchguard Technologies	Unified Threat Management Security Solutions	78	1.0x	NM	(5.5%)	NM
Jun-06	Secure Computing	CipherTrust	Messaging Security Solutions	275	5.5x	NA	59.4%	NA
Jun-06	EMC	RSA Security	Identity and Access Management	2,153	6.3x	37.5x	20.0%	16.9%
Apr-06	Attachmate (Golden Gate, Francisco and Thoma Cressey)	NetIQ	Integrated Systems and Security Management Solutions	308	1.6x	NM	2.9%	NM
Nov-05	Gores Group & Tennenbaum	Enterasys Secure Networks	Enterprise Networking / Security	230	0.7x	NM	(5.4%)	NM
Aug-05	Secure Computing	Cyberguard	Enterprise Network Security Solutions	278	4.1x	43.2x	14.7%	9.7%
Sep-04	Cisco	NetSolve	Information Technology Infrastructure Management Services	96	2.2x	NM	(7.5%)	9.0%
			Transaction Values - All					
			Mean [1]		**2.6x**	**16.3x**	**9.3%**	**17.3%**
			Median		**3.2**	**28.0**	**7.9%**	**16.9%**
			Transaction Values - Less than $500mm					
			Mean [2]		**1.4**	**NM**	**(3.9%)**	**9.0%**
			Median		**1.9**	**43.2**	**(1.3%)**	**9.4%**

Note: All transaction values based on announced values.
All results exclude FAS123 stock-based compensation expense and non-recurring items.
Symantec-Altiris LTM / NTM statistics based on December 31, 2006 results.
(1) Mean calculation excludes EMC's acquisition of RSA and Secure Computing's acquisition of Cyberguard.
(2) Mean calculation excludes Secure Computing's acquisition of Cyberguard.



Valuation Analysis

Discounted Cash Flow Summary

Management Base Case (1)

Business Segment	Perpetuity Growth			Discount Rates			Enterprise Value Range		
Type-1 Classified	3%	-	4%	12%	-	14%	$167	-	$225
Non-Government	6%	-	7%	17%	-	19%	164	-	209
Total Company							**$332**	**-**	**$434**
Plus: Net Cash							$85	-	$85
Plus: Estimated Value of NOL's							0	-	16
Less: Selected One-Time Costs							(25)	-	(45)
Equity Value							$391	-	$489
Diluted Shares							22.1	-	22.1
Equity Value Per Share							**$17.73**	**-**	**$22.18**

Management Growth Case (2)

Business Segment	Perpetuity Growth			Discount Rates			Enterprise Value Range		
Type-1 Classified	3%	-	4%	12%	-	14%	$277	-	$378
Non-Government	6%	-	7%	17%	-	19%	224	-	287
Total Company							**$501**	**-**	**$665**
Plus: Net Cash							$85	-	$85
Plus: Estimated Value of NOL's							0	-	16
Less: Selected One-Time Costs							(25)	-	(45)
Equity Value							$561	-	$721
Diluted Shares							22.1	-	22.1
Equity Value Per Share							**$25.42**	**-**	**$32.68**

Note: Dollars in millions, except per share values.

(1) 2007 – 2009 based on the Management Base Case, 2010 – 2011 based upon management guidance of 7.5% revenue growth and flat margins.

(2) 2007 – 2009 based on the Management Growth Case, 2010 – 2011 based upon management guidance of 10% revenue growth and flat margins.



Valuation Analysis
Other Valuation Considerations

- SEC and Department of Justice investigations
- Class action lawsuits
- Uncertain audit completion timing
  - Material weakness
  - Stock option backdating
  - Revenue recognition and reserve items
  - Next?
- Financial
  - Transparency of GAAP to non-GAAP reporting
    - Material difference in results
    - Recurring versus non-recurring costs
    - "True EBITDA"
  - Ability to develop new products
  - Ability to maintain / expand margins
- Leadership
  - Lack of long term CEO





Appendix



LBO Analysis

LBO Analysis

Management Base Case – Illustrative LBO at $28.75 Per Share

Sources and Uses

Offer Price Per Share	$28.75
Premium to Current	*0.4%*
Offer Value [(1)]	$634.4
Transaction Value [(2)]	584.9
TV / LTM 3/31/07 EBITDA	10.9x

Sources of Funds

	$	EBITDA Multiple[(3)]	%
Cash [(4)]	$70	1.2x	10%
Revolver	0	0.0	0%
First Lien Term Loan	250	4.3	36%
Second Lien Term Loan	125	2.1	18%
Sponsor Equity	244	4.2	35%
Total Sources	**$689**	**11.7x**	**100%**

Uses of Funds

	$	EBITDA Multiple[(4)]	%
Purchase of Equity	$634	10.8x	92%
Fees and Expenses	55	0.9	8%
Total Uses	**$689**	**11.7x**	**100%**

Credit Statistics and Financial Projections

	LTM	PF	Fiscal Year Ending December 31,			
	3/31/07	2007E	2008E	2009E	2010E	2011E
Revenue	$302.1	$330.0	$358.1	$384.9	$413.8	$444.8
% - Growth	--	9.3%	8.5%	7.5%	7.5%	7.5%
EBITDA	53.7	64.7	70.1	75.4	81.0	87.1
% - Margin	17.8%	19.6%	19.6%	19.6%	19.6%	19.6%
Total Interest Expense	$33.4	$33.4	$31.2	$29.0	$26.6	$24.1
EBITDA - Capex	$48.2	$58.1	$63.0	$67.5	$72.4	$77.8
Senior Debt	$375.0	$356.0	$339.4	$308.6	$277.9	$242.0
Total Debt	375.0	356.0	339.4	308.6	277.9	242.0
Book Equity	$244.4	$262.8	$290.3	$320.6	$351.2	$387.0
Total Cap.	619.4	618.8	629.6	629.2	629.0	629.0
Bank Debt Paydown	**0.0%**	**5.1%**	**9.5%**	**17.7%**	**25.9%**	**35.5%**
Senior Debt / EBITDA	**7.0x**	**5.5x**	**4.8x**	**4.1x**	**3.4x**	**2.8x**
Total Debt / EBITDA	**7.0**	**5.5**	**4.8**	**4.1**	**3.4**	**2.8**
EBITDA / Total Interest	**1.6**	**1.9**	**2.2**	**2.6**	**3.0**	**3.6**
(EBITDA - Capex) / Total Int.	**1.4**	**1.7**	**2.0**	**2.3**	**2.7**	**3.2**
Total Debt / Total Cap.	60.5%	57.5%	53.9%	49.1%	44.2%	38.5%

Return Summary [(5)]

EBITDA Exit	Sponsor Returns		
Multiple	2009E	2010E	2011E
9.5x	23.6%	22.4%	21.5%
10.5	30.9%	27.2%	24.9%
11.5	37.6%	31.6%	28.0%

Note: Dollars in millions, except per share data. 2007 – 2009 based on the Management Base Case, 2010 – 2011 based upon management guidance of 7.5% revenue growth and flat margins.

(1) Offer Value based on 21.073 million basic shares and 2.938 million options in-the-money with an average strike price of $19.02.

(2) Assumes net cash of $84.5 million as of December 31, 2006 per flash report balance sheet less $35 million of selected one-time costs.

(3) Based upon $58.7 million of projected financeable EBITDA for the 12 months ending March 31, 2007.

(4) Net cash at December 31, 2006 was $84.5 million per Management. Net cash projected to be $90.3 million and $104.2 million at March 31, 2007 and June 30, 2007, respectively.

(5) Assumes transaction closes March 31, 2007.



LBO Analysis

Management Growth Case – Illustrative LBO at $28.75 Per Share

Sources and Uses

Offer Price Per Share	$28.75
Premium to Current	*0.4%*
Offer Value [1]	$634.4
Transaction Value [2]	584.9
TV / LTM 3/31/07 EBITDA	10.9x

Sources of Funds

	$	EBITDA Multiple[3]	%
Cash [4]	$70	1.2x	10%
Revolver	0	0.0	0%
First Lien Term Loan	250	4.3	36%
Second Lien Term Loan	125	2.1	18%
Sponsor Equity	244	4.2	35%
Total Sources	**$689**	**11.7x**	**100%**

Uses of Funds

	$	EBITDA Multiple[4]	%
Purchase of Equity	$634	10.8x	92%
Fees and Expenses	55	0.9	8%
Total Uses	**$689**	**11.7x**	**100%**

Credit Statistics and Financial Projections

	LTM	PF	Fiscal Year Ending December 31,			
	3/31/07	2007E	2008E	2009E	2010E	2011E
Revenue	$302.1	$330.0	$375.6	$434.0	$477.4	$525.2
% - Growth	--	9.3%	13.8%	15.5%	10.0%	10.0%
EBITDA	53.7	64.7	87.7	109.5	120.5	132.5
% - Margin	17.8%	19.6%	23.3%	25.2%	25.2%	25.2%
Total Interest Expense	$33.4	$33.4	$30.7	$27.2	$23.1	$18.3
EBITDA - Capex	$48.2	$58.1	$80.2	$101.3	$111.4	$122.5
Senior Debt	$375.0	$356.0	$325.3	$275.5	$217.5	$149.3
Total Debt	375.0	356.0	325.3	275.5	217.5	149.3
Book Equity	$244.4	$262.8	$304.9	$355.6	$413.8	$482.4
Total Cap.	619.4	618.8	630.2	631.0	631.3	631.7
Bank Debt Paydown	**0.0%**	**5.1%**	**13.2%**	**26.5%**	**42.0%**	**60.2%**
Senior Debt / EBITDA	**7.0x**	**5.5x**	**3.7x**	**2.5x**	**1.8x**	**1.1x**
Total Debt / EBITDA	**7.0**	**5.5**	**3.7**	**2.5**	**1.8**	**1.1**
EBITDA / Total Interest	**1.6**	**1.9**	**2.9**	**4.0**	**5.2**	**7.2**
(EBITDA - Capex) / Total Int.	**1.4**	**1.7**	**2.6**	**3.7**	**4.8**	**6.7**
Total Debt / Total Cap.	60.5%	57.5%	51.6%	43.7%	34.4%	23.6%

Return Summary [5]

EBITDA Exit	Sponsor Returns		
Multiple	2009E	2010E	2011E
9.5x	53.5%	43.9%	38.3%
10.5	60.9%	48.5%	41.5%
11.5	67.8%	52.8%	44.5%

Note: Dollars in millions, except per share data. 2007 – 2009 based on the Management Growth Case, 2010 – 2011 based upon management guidance of 10.0% revenue growth and flat margins.

(1) *Offer Value based on 21.073 million basic shares and 2.938 million options in-the-money with an average strike price of $19.02.*

(2) *Assumes net cash of $84.5 million as of December 31, 2006 per flash report balance sheet less $35 million of selected one-time costs.*

(3) *Based upon $58.7 million of projected financeable EBITDA for the 12 months ending March 31, 2007.*

(4) *Net cash at December 31, 2006 was $84.5 million per Management. Net cash projected to be $90.3 million and $104.2 million at March 31, 2007 and June 30, 2007, respectively.*

(5) *Assumes transaction closes March 31, 2007.*





Vector Capital Profile


VECTOR CAPITAL

Vector Capital Profile

Overview of Vector Capital

Background

- Founded in 1997
- Headquartered in San Francisco, California
- Principal investment firm specializing in spinouts, buyouts and recapitalizations
- Over $600 million in assets under management

Investment Strategy

- Seeks to invest in software and information technology sectors
- Prefers to invest mainly outside of Silicon Valley
- Invests in complex opportunities in both public and private markets
- Makes two to three investments per year and eight to twelve investments per fund

Relevant Portfolio Companies

Corel (www.corel.com)	■ Investment Year: 2003 ■ CEO: David Dobson ■ Business Description: Operates as a global package software company with products for the productivity, graphics and digital imaging markets. The company's products include WordPerfect Office Suite, CorelDRAW Graphics Suite and Corel Paint Shop Pro
ISR Global Telecom (www.isrglobal.com)	■ Investment Year: NA ■ CEO: Donald Schmaltz ■ Business Description: Develops and supplies software for telecommunications management
LANDesk Software (www.landesk.com)	■ Investment Year: 2006 ■ CEO: Joe Wang ■ Business Description: Provides systems and security management solutions for desktops, servers and mobile devices. The company's systems, security and process management solutions help manage change and process automation, as well as use database, application and directory service technologies to manage desktops, servers and mobile devices
RealNetworks (www.realnetworks.com)	■ Investment Year: NA ■ CEO: Robert Glaser ■ Business Description: Provides Internet security solutions to enterprises that use the Internet for e-commerce and secure communications worldwide
WatchGuard Technologies (www.watchguard.com)	■ Investment Year: 2006 ■ CEO: Bruce T. Coleman ■ Business Description: Provides Internet security solutions to enterprises that use the Internet for e-commerce and secure communications worldwide
WINZip (www.winzip.com)	■ Investment Year: 2006 ■ CEO: NA ■ Business Description: Provides WinZip software. WinZip products are primarily used by data-compression users




VECTOR CAPITAL

Vector Capital Profile

Overview of Vector Capital: Key Biographies

Alex Slusky - Managing Partner

Alex Slusky is the founder and managing partner of Vector Capital. His areas of expertise include infrastructure and applications software, corporate spinouts and technology buyouts. Mr. Slusky currently serves on the board of Savi Technology and as Chairman of the Board of LANDesk Software and Corel Corporation. Prior to their acquisitions, Mr. Slusky was also director of NetGravity (acquired by DoubleClick) and Acuity Corporation (acquired by Avaya). Mr. Slusky also led Vector's investments in RealNetworks and Extricity Software (acquired by Peregrine)

Prior to Vector, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a portfolio of public and private technology investments. Before joining Ziff Brothers, Mr. Slusky was a partner at New Enterprise Associates, focusing on venture investments in software, communications and digital media. Prior to NEA, Mr. Slusky was a consultant at McKinsey & Company and a product manager at Microsoft Corporation

Mr. Slusky has a B.A. in Economics, summa cum laude from Harvard University and an M.B.A. with high distinction (Baker Scholar) from Harvard Business School

Chris Nicholson - Partner

Chris joined Vector Capital in 1999 and was the first senior investment professional recruited by the co-founders. Chris' investment focus includes enterprise software, software infrastructure and emerging software technologies. Chris also leads Vector's structuring and negotiation of complex transactions. He has worked with several Vector portfolio companies and serves on the Board of Directors of LANDesk Software and Corel Corporation

Prior to joining Vector, Chris was a corporate and securities attorney with Wilson Sonsini Goodrich and Rosati, P.C. While at Wilson Sonsini, Chris's practice focused on a variety of corporate and securities law matters for emerging growth companies, investment banks and venture capital firms. In addition to working with entrepreneurs on day-to-day matters, Chris has transactional experience in initial and follow-on public offerings, public and private mergers and acquisitions and private equity transactions

Chris received a B.A. in Economics/Business with a Specialization in Computing from the University of California, Los Angeles (magna cum laude) and a J.D. from University of California, Berkeley

David Fishman - Principal

David is a principal at Vector Capital. Prior to joining Vector, David was a Managing Director at Goldman Sachs in the Mergers and Acquisitions area, focused primarily on technology and media transactions. David worked closely with senior management teams to analyze and execute a variety of strategic alternatives, including mergers, acquisitions, divestitures and leveraged buyouts. In his time at Goldman, David led or participated in over 30 transactions worth an aggregate value of $120 billion, including transactions involving Microsoft, eBay, Adobe, IBM, Oracle and PeopleSoft. Prior to Goldman Sachs, David worked at J.P. Morgan & Co. where he was responsible for raising debt financing for the firms corporate clients

David has an M.B.A. with Distinction from the J.L. Kellogg School of Management at Northwestern University and a B.A. with departmental honors in Economics from Duke University





Discounted Cash Flow Analysis

Discounted Cash Flow Analysis

Type-1 Government – Management Base Case

Dollars in Millions

	Fiscal Year Ending December 31,					Terminal
	2007E	2008E	2009E	2010E	2011E	Year
Revenue	**$152.5**	**$165.5**	**$177.9**	**$191.2**	**$205.6**	**$205.6**
EBIT (excluding corporate G&A)	37.3	40.5	43.5	46.8	50.3	50.3
Plus: Allocation for D&A (1)	2.3	2.5	2.7	2.9	3.1	3.1
Less: Allocation for corporate G&A (1)	(10.9)	(11.8)	(12.7)	(13.7)	(14.7)	(14.7)
Less: New business initiatives (2)	(1.3)	(1.4)	(1.6)	(1.7)	(1.7)	(1.7)
EBITDA	**$27.4**	**$29.7**	**$32.0**	**$34.4**	**$37.1**	**$37.1**
Less: Depreciation & amortization (1)	(2.3)	(2.5)	(2.7)	(2.9)	(3.1)	(3.1)
EBIT	**$25.1**	**$27.2**	**$29.3**	**$31.5**	**$34.0**	**$34.0**
Less: Statutory Taxes	(8.8)	(9.5)	(10.2)	(11.0)	(11.9)	(11.9)
Tax Rate	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*
Tax-effected EBIT	**$16.3**	**$17.7**	**$19.0**	**$20.5**	**$22.1**	**$22.1**
Plus: Depreciation & Amortization (1)	$2.3	$2.5	$2.7	$2.9	$3.1	$3.1
Less: Change in WC (1)	(2.0)	(0.9)	(0.3)	(0.3)	(0.3)	(0.3)
Less: Capital Expenditures (1)	(2.2)	(2.4)	(2.6)	(2.9)	(3.1)	(3.1)
Free Cash Flow	**$14.5**	**$17.0**	**$18.8**	**$20.1**	**$21.7**	**$21.7**

Discount Rate	Discounted Cash Flows 2007E - 2011E		PV of Terminal Value at a Perpetuity Growth Rate of 3.0%	3.5%	4.0%		Enterprise Value 3.0%	3.5%	4.0%
12.0%	$65		$141	$150	$160		$206	$215	$225
12.5%	64		131	139	148		195	203	212
13.0%	63	+	121	129	136	=	185	192	200
13.5%	62		113	119	126		176	182	189
14.0%	62		106	111	117		167	173	179

Note: Values discounted back to December 31, 2006.

(1) Consolidated results allocated based on G&A allocation of 33% detailed in Samurai's FY2007 Board approved plan.

(2) Includes new business initiatives for Type-1 PDA.



Discounted Cash Flow Analysis

Commercial Non-Government – Management Base Case

Dollars in Millions

	Fiscal Year Ending December 31,					Terminal
	2007E	2008E	2009E	2010E	2011E	Year
Revenue	**$177.5**	**$192.6**	**$207.0**	**$222.6**	**$239.3**	**$239.3**
EBIT (excluding corporate G&A)	57.1	61.9	66.6	71.6	76.9	76.9
Plus: Allocation for D&A [(1)]	4.7	5.0	5.4	5.8	6.2	6.2
Less: Allocation for corporate G&A [(1)]	(21.8)	(23.6)	(25.4)	(27.3)	(29.4)	(29.4)
Less: New business initiatives [(2)]	(2.7)	(2.9)	(3.1)	(3.3)	(3.6)	(3.6)
EBITDA	**$37.3**	**$40.4**	**$43.4**	**$46.7**	**$50.2**	**$50.2**
Less: Depreciation & amortization [(1)]	(4.7)	(5.0)	(5.4)	(5.8)	(6.2)	(6.2)
EBIT	**$32.6**	**$35.4**	**$38.0**	**$40.9**	**$44.0**	**$44.0**
Less: Statutory Taxes	(11.4)	(12.4)	(13.3)	(14.3)	(15.4)	(15.4)
Tax Rate	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*
Tax-effected EBIT	**$21.2**	**$23.0**	**$24.7**	**$26.6**	**$28.6**	**$28.6**
Plus: Depreciation & Amortization [(1)]	$4.7	$5.0	$5.4	$5.8	$6.2	$6.2
Less: Change in WC [(1)]	(3.9)	(1.7)	(0.6)	(0.6)	(0.7)	(0.7)
Less: Capital Expenditures [(1)]	(4.4)	(4.8)	(5.3)	(5.8)	(6.2)	(6.2)
Free Cash Flow	**$17.5**	**$21.5**	**$24.3**	**$25.9**	**$27.9**	**$27.9**

Discount Rate	Discounted Cash Flows 2007E - 2011E		PV of Terminal Value at a Perpetuity Growth Rate of 6.0%	6.5%	7.0%		Enterprise Value 6.0%	6.5%	7.0%
17.0%	$72		$123	$129	$136		$195	$201	$209
17.5%	72		115	121	127		186	192	198
18.0%	71	+	108	113	119	=	178	184	189
18.5%	70		101	106	111		171	176	181
19.0%	69		95	100	104		164	169	173

Note: Values discounted back to December 31, 2006.
(1) Consolidated results allocated based on G&A allocation of 67% detailed in Samurai's FY2007 Board approved plan.
(2) Includes new business initiatives for Very High Speed, RM Architecture and Web/Other Marketing.



Discounted Cash Flow Analysis

Type-1 Government – Management Growth Case

Dollars in Millions

	Fiscal Year Ending December 31,					Terminal
	2007E	2008E	2009E	2010E	2011E	Year
Revenue	**$152.5**	**$183.7**	**$215.5**	**$237.1**	**$260.8**	**$260.8**
EBIT (excluding corporate G&A)	37.3	52.9	62.1	68.4	75.2	75.2
Plus: Allocation for D&A [(1)]	2.3	2.5	2.7	3.0	3.3	3.3
Less: Allocation for corporate G&A [(1)]	(10.9)	(11.0)	(11.6)	(12.7)	(14.0)	(14.0)
Less: New business initiatives [(2)]	(1.3)	(1.5)	(1.8)	(1.9)	(2.1)	(2.1)
EBITDA	**$27.4**	**$42.9**	**$51.6**	**$56.7**	**$62.4**	**$62.4**
Less: Depreciation & amortization [(1)]	(2.3)	(2.5)	(2.7)	(3.0)	(3.3)	(3.3)
EBIT	**$25.1**	**$40.4**	**$48.8**	**$53.7**	**$59.1**	**$59.1**
Less: Statutory Taxes	(8.8)	(14.2)	(17.1)	(18.8)	(20.7)	(20.7)
Tax Rate	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*
Tax-effected EBIT	**$16.3**	**$26.3**	**$31.7**	**$34.9**	**$38.4**	**$38.4**
Plus: Depreciation & Amortization [(1)]	$2.3	$2.5	$2.7	$3.0	$3.3	$3.3
Less: Change in WC [(1)]	(2.0)	(0.9)	(0.6)	(0.5)	(0.5)	(0.5)
Less: Capital Expenditures [(1)]	(2.2)	(2.5)	(2.7)	(3.0)	(3.3)	(3.3)
Free Cash Flow	**$14.5**	**$25.4**	**$31.1**	**$34.4**	**$37.9**	**$37.9**

Discount Rate	Discounted Cash Flows 2007E - 2011E	+	PV of Terminal Value at a Perpetuity Growth Rate of 3.0%	3.5%	4.0%	=	Enterprise Value 3.0%	3.5%	4.0%
12.0%	$99		$246	$262	$279		$345	$360	$378
12.5%	97		228	242	257		325	339	354
13.0%	96	+	212	224	238	=	308	320	333
13.5%	95		197	208	220		292	303	315
14.0%	93		184	194	205		277	287	298

Note: Values discounted back to December 31, 2006.
(1) Consolidated results allocated based on G&A allocation of 33% detailed in Samurai's FY2007 Board approved plan.
(2) Includes new business initiatives for Type-1 PDA.



Discounted Cash Flow Analysis
Commercial Non-Government – Management Growth Case

Dollars in Millions

	Fiscal Year Ending December 31,					Terminal
	2007E	2008E	2009E	2010E	2011E	Year
Revenue	**$177.5**	**$191.9**	**$218.5**	**$240.4**	**$264.4**	**$264.4**
EBIT (excluding corporate G&A)	57.1	64.7	79.1	87.0	95.7	95.7
Plus: Allocation for D&A [(1)]	4.7	5.0	5.5	6.0	6.7	6.7
Less: Allocation for corporate G&A [(1)]	(21.8)	(21.9)	(23.1)	(25.5)	(28.0)	(28.0)
Less: New business initiatives [(2)]	(2.7)	(3.0)	(3.5)	(3.9)	(4.2)	(4.2)
EBITDA	**$37.3**	**$44.7**	**$58.0**	**$63.7**	**$70.1**	**$70.1**
Less: Depreciation & amortization [(1)]	(4.7)	(5.0)	(5.5)	(6.0)	(6.7)	(6.7)
EBIT	**$32.6**	**$39.7**	**$52.5**	**$57.7**	**$63.5**	**$63.5**
Less: Statutory Taxes	(11.4)	(13.9)	(18.4)	(20.2)	(22.2)	(22.2)
Tax Rate	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*	*35.0%*
Tax-effected EBIT	**$21.2**	**$25.8**	**$34.1**	**$37.5**	**$41.3**	**$41.3**
Plus: Depreciation & Amortization [(1)]	$4.7	$5.0	$5.5	$6.0	$6.7	$6.7
Less: Change in WC [(1)]	(3.9)	(1.9)	(1.3)	(0.9)	(1.0)	(1.0)
Less: Capital Expenditures [(1)]	(4.4)	(5.0)	(5.5)	(6.0)	(6.7)	(6.7)
Free Cash Flow	**$17.5**	**$24.0**	**$32.8**	**$36.6**	**$40.2**	**$40.2**

Discount Rate	Discounted Cash Flows 2007E - 2011E		PV of Terminal Value at a Perpetuity Growth Rate of 6.0%	6.5%	7.0%		Enterprise Value 6.0%	6.5%	7.0%
17.0%	$91		$177	$186	$196		$268	$277	$287
17.5%	90		166	174	183		255	264	273
18.0%	88	+	155	163	171	=	244	251	260
18.5%	87		146	153	160		233	240	248
19.0%	86		137	144	150		224	230	237

Note: Values discounted back to December 31, 2006.
(1) Consolidated results allocated based on G&A allocation of 67% detailed in Samurai's FY2007 Board approved plan.
(2) Includes new business initiatives for Very High Speed, RM Architecture and Web/Other Marketing.





Weighted Average Cost of Capital

Weighted Average Cost of Capital

Government

Comparables	Levered Beta [1]	Marginal Tax Rate	Net Debt	Equity Mkt. Cap	Unlevered Beta [2]
Lockheed Martin	0.22	30.5%	$2,146	$43,179	0.21
General Dynamics	0.81	31.5%	1,177	30,961	0.79
Northrop Grumman	0.41	33.5%	3,147	25,613	0.38
L-3 Communications	0.65	35.5%	4,271	11,131	0.52
Harris	0.54	34.5%	181	6,931	0.53
Viasat	1.78	35.0%	(76)	1,073	1.87
Sypris Solutions	1.41	28.9%	28	112	1.20
Average	**0.83**	**32.8%**	**$1,554**	**$17,000**	**0.79**
Samurai	***1.50***	***38.0%***	***($85)***	***$632***	***1.64***

Cost of Equity	
Risk Free Rate [3]	4.55%
Unlevered Beta [4]	0.79
Levered Beta [5]	0.72
Size Premium [6]	2.3%
Historical Risk Premium [7]	5.2%
Company Specific Risk Premium [8]	2.0%
Cost of Equity	12.60%

Cost of Debt	
Pre-tax Cost of Debt [9]	8.0%
Tax Rate	38.0%
After-Tax Cost of Debt	4.96%
Target Debt/Total Capital	(15.4%)
WACC	**13.8%**

Net Debt/ Cap	Est. Cost of Debt	WACC at Various Unlevered Beta and Capital Structures [10] 0.64	0.69	0.74	0.79	0.84	0.89	0.94
0%	7.00%	**12.2%**	**12.4%**	**12.7%**	**12.9%**	**13.2%**	**13.5%**	**13.7%**
5%	7.50%	**11.9%**	**12.1%**	**12.4%**	**12.7%**	**12.9%**	**13.2%**	**13.4%**
10%	8.00%	**11.6%**	**11.9%**	**12.1%**	**12.4%**	**12.6%**	**12.9%**	**13.1%**
15%	8.50%	**11.4%**	**11.7%**	**11.9%**	**12.2%**	**12.4%**	**12.7%**	**12.9%**
20%	9.00%	**11.3%**	**11.5%**	**11.7%**	**12.0%**	**12.2%**	**12.4%**	**12.7%**

Note: Dollars in millions.
(1) For each comparable, represents 60 month Adjusted Beta as sourced from ML Alpha Book and Bloomberg.
*(2) Unlevered Beta = Levered Beta/(1 + ((1 - Tax Rate) * Debt/Equity)).*
(3) Ten year U.S. Government Bond Yield as of March 1, 2007.
(4) Represents average of Unlevered Betas of comparable group.
(5) Represents levering of the average Unlevered Beta of the comparables at Target's capital structure. Levered Beta = (Unlevered Beta)(1+(1-Tax Rate)*(Debt/Equity)).*
(6) Size premium based on Ibbotson Associates 2006 Yearbook of premiums for small cap companies in comparison to large cap companies.
(7) Represents difference between geometric mean of annual total returns for the S&P 500 from 1926 – 2005 and the annual income returns on a series of government bonds with approximately 20 years to maturity from 1926 – 2005. Data Source: Ibbotson Associates 2006 Yearbook.
(8) Company specific risk premium based on risks posed by pending litigation, current SEC and DOJ investigations, lack of audited financials and lack of a permanent CEO.
(9) Based on market estimates.
*(10) WACC equals ((Net Debt/Capitalization * (Cost of Debt * (1 - Tax Rate))) + (Equity/Capitalization * Levered Cost of Equity)).*



Weighted Average Cost of Capital
Commercial Non-Government

Comparables	Levered Beta (1)	Marginal Tax Rate	Net Debt	Equity Mkt. Cap	Unlevered Beta (2)
Symantec	0.71	36.2%	($878)	$16,086	0.74
Verisign	2.91	42.2%	(479)	6,215	3.05
Check Point Software	1.45	17.9%	(1,650)	5,268	1.95
Mcafee	1.87	30.1%	(1,240)	5,004	2.26
Secure Computing	3.72	35.0%	145	547	3.17
Vasco	1.89	33.8%	(14)	655	1.92
Entrust	1.78	35.0%	(23)	261	1.89
nCipher	1.04	18.4%	(77)	144	1.84
Macrovision	1.97	17.4%	(216)	1,308	2.28
Aladdin	1.56	16.3%	(91)	261	2.20
Average	**1.89**	**28.2%**	**($452)**	**$3,575**	**2.13**
Samurai	***1.50***	***38.0%***	***($85)***	***$632***	***1.64***

Cost of Equity	
Risk Free Rate (3)	4.55%
Unlevered Beta (4)	2.13
Levered Beta (5)	1.95
Size Premium (6)	0.5%
Historical Risk Premium (7)	5.2%
Company Specific Risk Premium (8)	2.0%
Cost of Equity	17.15%
Cost of Debt	
Pre-tax Cost of Debt (9)	8.0%
Tax Rate	38.0%
After-Tax Cost of Debt	4.96%
Target Debt/Total Capital	(15.4%)
WACC	**19.0%**

Net Debt/ Cap	Est. Cost of Debt	WACC at Various Unlevered Beta and Capital Structures (10)						
		1.98	**2.03**	**2.08**	**2.13**	**2.18**	**2.23**	**2.28**
0%	7.00%	**17.3%**	**17.5%**	**17.8%**	**18.1%**	**18.3%**	**18.6%**	**18.8%**
5%	7.50%	**17.0%**	**17.2%**	**17.5%**	**17.7%**	**18.0%**	**18.2%**	**18.5%**
10%	8.00%	**16.7%**	**16.9%**	**17.2%**	**17.4%**	**17.7%**	**17.9%**	**18.2%**
15%	8.50%	**16.4%**	**16.7%**	**16.9%**	**17.2%**	**17.4%**	**17.7%**	**17.9%**
20%	9.00%	**16.2%**	**16.5%**	**16.7%**	**16.9%**	**17.2%**	**17.4%**	**17.6%**

Note: Dollars in millions.
(1) For each comparable, represents 60 month Adjusted Beta as sourced from ML Alpha Book and Bloomberg.
*(2) Unlevered Beta = Levered Beta/(1 + ((1 - Tax Rate) * Debt/Equity)).*
(3) Ten year U.S. Government Bond Yield as of March 1, 2007.
(4) Represents average of Unlevered Betas of comparable group.
(5) Represents levering of the average Unlevered Beta of the comparables at Target's capital structure. Levered Beta = (Unlevered Beta)(1+(1-Tax Rate)*(Debt/Equity)).*
(6) Size premium based on Ibbotson Associates 2006 Yearbook of premiums for small cap companies in comparison to large cap companies.
(7) Represents difference between geometric mean of annual total returns for the S&P 500 from 1926 – 2005 and the annual income returns on a series of government bonds with approximately 20 years to maturity from 1926 – 2005. Data Source: Ibbotson Associates 2006 Yearbook.
(8) Company specific risk premium based on risks posed by pending litigation, current SEC and DOJ investigations, lack of audited financials and lack of a permanent CEO.
(9) Based on market estimates.
*(10) WACC equals ((Net Debt/Capitalization * (Cost of Debt * (1 - Tax Rate))) + (Equity/Capitalization * Levered Cost of Equity)).*





Net Operating Losses

Net Operating Losses

Valuation of Net Operating Losses

	Fiscal Year Ending December 31,																	
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Cylink NOL released per 382 study	$3.6	$1.7	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$1.5	$2.9	$0.0
Raqia NOL released per 382 study	0.8	0.4	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.3	(0.1)	-
Datakey estimated NOL available [(1)]	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4
Total NOL's released	$4.8	$2.6	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$2.3	$3.3	$0.4

Management Base Case

	Fiscal Year Ending December 31,																	
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Non-GAAP EBIT	$57.7	$62.6	$67.3	$72.4	$77.8													
US Non-GAAP EBIT (assumed to be 65%)	37.5	40.7	43.7	47.1	50.6													
Less: Stock compensation expense	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)													
Less: Restatement related costs	(10.0)	-	-	-	-													
Assumed Taxable EBIT	$20.7	$33.9	$36.9	$40.3	$43.8													
Beginning balance	$36.3	$20.4	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0
NOL's released	4.8	2.6	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	3.3	0.4
NOL utilization	(20.7)	(23.0)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)
Ending Balance	$20.4	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0	($0.9)
Tax Shield	$7.2	$8.0	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8

Range of Value [(2)]	**$0**	**to**	**$16**

Management Growth Case

	Fiscal Year Ending December 31,																	
	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Non-GAAP EBIT	$57.7	$80.2	$101.3	$111.4	$122.5													
US Non-GAAP EBIT (assumed to be 65%)	37.5	52.1	65.8	72.4	79.6													
Less: Stock compensation expense	(6.8)	(6.8)	(6.8)	(6.8)	(6.8)													
Less: Restatement related costs	(10.0)	-	-	-	-													
Assumed Taxable EBIT	$20.7	$45.3	$59.0	$65.6	$72.8													
Beginning balance	$36.3	$20.4	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0
NOL's released	4.8	2.6	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	2.3	3.3	0.4
NOL utilization	(20.7)	(23.0)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)	(2.3)
Ending Balance	$20.4	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$1.0	($0.9)
Tax Shield	$7.2	$8.0	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8	$0.8

Range of Value [(2)]	**$0**	**to**	**$16**

Source: Samurai management.

(1) Estimated NOL available based on $11 million purchase price times AFR of 4%.

(2) Top end of range determined by applying a 15% discount rate to tax shields.





Analysis of Strategic 1 Offer

Analysis of Strategic 1 Offer

Overview of Strategic 1 Proposal

Overview of Proposal

- **$165 million in cash**
  - Cash-free, debt-free basis
- Assumes that the Government Business will be transferred to Strategic 1 with all current employees, intellectual property, equipment facilities and working capital used in or required to continue to operate the business as presented to Strategic 1
- Offer is conditioned on the following:
  - Appropriate royalty free cross-licenses for any shared intellectual property
  - Mutually satisfactory service agreement to ensure the Government business has adequate access to technology resident in the commercial businesses of Samurai
  - Transition services agreement for a period of time to be mutually determined
  - Two year employment agreement by Chris Fedde
- Final approval will be required by the Strategic 1 Board of Directors
- Offer expires on March 1st, 2007
- Open diligence items:
  - Identification of key employees not to be transferred
  - Review of all shared technology and IP
  - Review of the material, government funded development contracts included in the new product development plan
  - Review of restated financials
  - Review of the net assets to be transferred and the cash flow requirements of the Government Business

Analysis of Offer

($ in millions, except per share values)

Strategic 1 Offer Value	**$165**
Assumed Tax Basis[1]	-
Gross Taxable Proceeds	$165
Available U.S. NOL's	(36)
Net Taxable Proceeds	$129
Tax Leakage (@35% tax rate)	(45)
Net After-Tax Proceeds	**$120**
Multiple of 2006E Classified EBITDA[2]	***7.2x***
Multiple of 2006 Classified Revenue[3]	***1.2x***

Enterprise Value / Multiple of Commercial Non-Government Required to Breakeven

Breakeven Samurai Stock Price	**$28.00**	**$29.00**	**$30.00**	**$31.00**
Shares Outstanding	22.027	22.095	22.167	22.244
Equity Value	$617	$641	$665	$690
Less: Existing Cash	(85)	(85)	(85)	(85)
Plus: One-time Charges	35	35	35	35
Less: After-tax Proceeds from Sale to Strategic 1	(120)	(120)	(120)	(120)
Implied Ent. Value of Commercial	**$447**	**$471**	**$496**	**$520**
Multiple of 2006E Commercial EBITDA [4]	***15.9x***	***16.8x***	***17.6x***	***18.5x***
Multiple of 2006 Commercial Revenue [3]	***2.9x***	***3.0x***	***3.2x***	***3.4x***



(1) *Guidance per Samurai management.*
(2) *2006E Classified EBITDA estimated to be 45% of total Company EBITDA of $51 million per Q4 flash report.*
(3) *Based on actual amounts reported by Samurai management.*
(4) *2006E Commercial EBITDA estimated to be 55% of total Company EBITDA of $51 million per Q4 flash report.*



Disclaimers

Merrill Lynch prohibits (a) employees from, directly or indirectly, offering a favorable research rating or specific price target, or offering to change such rating or price target, as consideration or inducement for the receipt of business or for compensation, and (b) Research Analysts from being compensated for involvement in investment banking transactions except to the extent that such participation is intended to benefit investor clients.

This proposal is confidential, for your private use only, and may not be shared with others (other than your advisors) without Merrill Lynch's written permission, except that you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the proposal and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For purposes of the preceding sentence, tax refers to U.S. federal and state tax. This proposal is for discussion purposes only. Merrill Lynch is not an expert on, and does not render opinions regarding, legal, accounting, regulatory or tax matters. You should consult with your advisors concerning these matters before undertaking the proposed transaction.

